Exhibit 99.3

Nexa Resources acquisition

Olof Grenmark (00:00-00:21)
Gentlemen, I would like to welcome you to this webcast based on today’s press release. My name is Olof Grenmark, and I am the Head of Investor Relations. Today we will have a presentation led by our president and CEO, Mikael Staffas, and our CFO, Håkan Gabrielsson. Mikael, welcome.

Mikael Staffas (00:23-08:42)
Good morning, everybody, and welcome to this webcast regarding the announcement we just made this morning about the acquisition of a majority stake in Nexa Resources. I will go through some of the key features of both the target and the deal. And then we will open up for questions and answers.

So if you look at it from a Boliden point of view, Boliden is clearly ready to take the next step. We have maintained a strong financial position for a long time and possess a robust balance sheet. We have built a leading position in Europe, and with strong ESG credentials, we have shown continuous organic growth based on profitable investments and successful exploration. We have a well-developed portfolio of projects, robust and efficient productivity, and seamless integration of recent acquisitions. So we clearly feel ready to take the next step.

So what is the rationale for this transaction? Well, number one, it is an excellent fit and it provides an entry point into Latin America for Boliden at a very low risk compared to any other alternative. We are getting good operating cash flow generating assets with an existing management that will largely stay around to be able to manage this. We will also have one of the most important financial and industrial partners in South America to help us as they become a shareholder in Boliden. Latin America is an attractive mining jurisdiction and also fits well with the low carbon profile that is well known to Boliden.

And this also gives us access to Nexa Resources’ local sourcing. As you know, we today need to source about half of the concentrate for our smelters on the international market, which is primarily from South America. This will improve our procurement capabilities. And as I said, we will get Votorantim, one of the biggest industrial groups in South America, to come in and partner with us and become a shareholder in Boliden. This creates globally diversified and resilient operations, and we are significantly increasing our presence to become a major player in zinc globally across both mining and smelting, with a highly relevant portfolio of base metals and precious metals that will come with us.

And we will continue to focus on the operations as we’ve done historically, as well as focus on safety. And here the culture of the two organizations is quite similar, and the transaction is immediately accretive to the Boliden shareholders. As I mentioned, this is a company that has positive cash flows and positive results coming in from day one, and it provides an 8% or more contribution to EPS.

So, what about Nexa Resources? Well, Nexa Resources is a mining and smelting company, just as Boliden is, although with a slightly higher degree of integration, and it has assets across Brazil and Peru. We will discuss the actual assets as we go forward. It is mainly a zinc producer, as you can see here in terms of zinc metal. It is zinc metal from the zinc smelters.

In terms of mine production, you get by-product credits coming from copper, silver, and gold. If you look at the mining operations of Nexa Resources, there are altogether five mines with a variety of histories. Aripuanã is the youngest and newest operation. It is a long-life mine, a mine that has a capacity of about 2 million tonnes per year. Production has been ramping up and is now performing well.

Vazante is a specialty miner in the sense that it produces a specialty concentrate that is very well integrated with the Três Marias smelter, and we will see this on the next page. About 2 million tonnes per year as well in terms of size. It has been producing for a long time. And if you move over to Peru, there is the Atacocha mine in that area. It has been in production for a long time.

It has had its ups and downs, but it has a concentrator plant capacity of 1.6 million tonnes. And moving on. It is very close geographically to El Porvenir, which is the last one here on the slide, and as we move forward, these will be operated more and more in combination. And then there’s the Cerro Lindo operation, which is the biggest underground mine in Peru. The annual concentrator capacity is around 7 million tonnes, with a long history of development.

On the smelting side, there are three smelters, and in Brazil, there are two. Três Marias is a specialty smelter specializing in the concentrate quality that comes out of the Vazante mine, but it can also process other sources. This is producing around 150,000 tonnes in a good year, while Juiz de Fora is a smaller, more specialized smelter doing lots of zinc products, not just pure zinc, but all zinc specialty products, also using recycled materials on top of virgin feed. Also, there is quite a lot of recycling of zinc. And then there’s Cajamarquilla, which is the big smelter located in Peru.

It is the largest zinc smelter in South America, with production of around 350,000 tonnes per year. Very similar in many of the technology choices to our Kokkola smelter in Boliden and in size. Also similar to the other expansions as we are working our way forward.

So if you look at Boliden on a standalone basis and with Nexa Resources consolidated in, we see that zinc production increases significantly. If you account for 100% of the Nexa Resources production, it is up to well over 650,000 tonnes per year. There is also an increase in copper and lead production. Precious metals as well, especially silver, come up significantly, whereas gold has a marginal increase. And we will also see that zinc resources and reserves increase quite a lot, basically in line with production.

And we also see the zinc metal production increasing. The combined output will be over a million tons of zinc per year.

This will make the Boliden and Nexa Resources combination one of the largest zinc miners in the world. Together with Hindustan Zinc and Glencore, with a variety of assets, basically in second, third, and fourth quartile assets, where, as you can see again, the Nexa assets fit well within the Boliden assets. And that is not a surprise, given that they are very similar in many senses in terms of geology, in terms of technology, and so on moving forward. And if you look over to the smelter side, this will also position us at over a million tonnes, similar to Glencore and Korea Zinc in terms of size, with cash margins once again spread over the large part of the cost curve.

So with that, I’ll leave it over to you to talk a little bit about the financials.

Håkan Gabrielsson (08:44-12:07)
So thank you, Mikael, and good morning. As Mikael pointed out, the financials in these transactions are attractive. The assets we are looking at are good assets to generate cash flow. We also see from the combined entity a strong consolidated EBITDA with limited additional CapEx for the two units. For the two companies combined, consolidated rolling 12-month EBITDA amounted to about 4 billion US dollars, whereas the CapEx amounted to roughly 2.1 billion US dollars.

Mikael also pointed out that it is an accretive transaction with an immediate contribution of about 8% to EPS. Based on broker consensus and looking at Nexa Resources, they have been generating a strong return on capital employed of about 20% in the most recent quarter.

Going into a little bit more detail about the transaction. As such, the consideration is that Votorantim will receive 0.250 Boliden shares for each Nexa Resources share, and that means that they will own about 7% in Boliden. That puts the equity value of Nexa Resources at about 2 billion US on a 100% basis. Regarding the structure, the acquisition of Votorantim shares, which represents just shy of 65% of Nexa Resources’ capital, will be paid by newly issued Boliden shares. It has also been agreed that following closing, Boliden will launch a voluntary tender offer to purchase for cash any Nexa Resources shares not acquired at closing at a cash price determined by reference to the fixed exchange rate.

It is agreed with Votorantim and based on the 20-day volume-weighted average price (VWAP) of Boliden shares prior to closing.

Following the closing, Boliden will also launch a mandatory tender offer to minority shareholders of Nexa Resources’ listed Peruvian subsidiaries. This is subject to shareholder approval, where a simple majority is required, and there are also the customary regulatory approvals needed and certain other closing conditions that are customary for a transaction of this kind. So the key transaction milestones are that we are expecting closing in Q1 of 2027. That is the best estimate as of now. And before closing, we will need a Boliden AGM for the shareholder vote, and Nexa Resources will also need an AGM.

And then we have the regulatory approvals. And after closing, we talked about the VTO to remaining shareholders in Nexa Resources as well as the MTO to minority shareholders in Peru. So, Mikael, with that.

Mikael Staffas (12:12-13:08)
Well, thank you, Håkan. I will not say anything more than to summarize that we will be able to leverage the strategic fit and integrate a new entity into our operations, which is very similar and familiar to us within metal and mining jurisdictions that we like, and also provide portfolio diversification to us. And we will continue with the integrated mining to smelting model, which is an excellent fit with Boliden’s existing operations, where there will be additional cash flow generated through the mining and smelting units, and significant growth opportunities with development upside. And the transaction is expected to be immediately accretive to Boliden shareholders. So with that, I will turn it over to the operator and start the question and answer session.

Questions and answers.

Operator (13:12-13:36)
If you wish to ask a question, please dial pound key five on your telephone keypad to enter the queue. If you wish to withdraw your question, please dial the pound key and six on your telephone keypad.

The next question comes from Alan Gabriel from Morgan Stanley. Please go ahead.

Alan Gabriel (13:40-14:14)
Good morning. Good morning everyone. I have two questions from my side. I will take them one at a time. Firstly, on the capital structure, Mikael, you have a range for $2 billion of financing, which is much greater than what you could possibly need to acquire the minority shareholders.

Firstly, why was this financing arrangement needed? And then second, on a pro forma basis, your potential acquisition of minorities could push your gearing towards the high 30s or low 40s, which is much higher than what your target is. How does that feed into how you are thinking about your capital structure? That is my first question. Thanks.

Mikael Staffas (14:14-15:26)
Yeah. And just to put it in perspective on this, we have agreed to extend an offer to the minority shareholders, which is similar to the one that we have for the majority. It is a cash-based offer. That has to do with the legal basis surrounding that. We do not know, to be frank, what the uptake will be.

But as always, when you do things like this, you want to make sure that you do not stand without liquidity. So, yes, you could argue that the backstop facility that we have arranged is more than covering this, more than ever needed. But as I said, you do not want to be without liquidity in a situation like this. So that is a lot of extra liquidity. Regarding the balance sheet numbers, as you pointed out, yes.

If we get 100% uptake, we will get up to the numbers that you mentioned. On the other hand, if we do get 100% uptake, we will also get 100% of the cash flow that comes out. And we are pretty certain that we will be able to work down the debt levels very quickly in that situation. And just to state the obvious, we do not intend to change any of our capital structure goals over time because of this transaction.

Alan Gabriel (15:28-15:52)
Thank you. That is very clear. And the second question is on the synergies. This deal could be somewhat transformative to the Boliden investment case. However, there was no synergy number attached to the slides or to the communication earlier today.

How should we think about the synergistic value of this deal? What value do you bring to the table by combining the two assets? Are there some numbers you can share with us? Thank you.

Mikael Staffas (15:53-16:38)
No. Well, number one, we have not. And that is on purpose. And there are no synergy numbers out there. There are potential synergies that we will look at over time.

It depends a little bit also on what uptake we will have. But in terms of synergies, there is clearly a synergy in sharing technical expertise. There is a potential synergy of procuring concentrates in South America, and then other synergies are more in line with having a wider portfolio and thus a less risky portfolio over time. But we have on purpose not put a number to these. This is not a deal that is dependent on a high synergy number.

Alan Gabriel (16:40-16:42)
Thank you. Very clear. Thanks.

Operator (16:46-16:53)
The next question comes from Adrian Gilani from ABG Sundal Collier. Please go ahead.

Adrian Gilani (16:58-17:18)
Yes. Yeah. Good morning. Two questions from my end. First of all, can you talk a bit about the investment needs of the new assets?

If you were to factor in any potential larger investments, such as mine life extensions, how would they fit into the current CapEx pipeline we are familiar with for you?

Mikael Staffas (17:19-18:10)
Just on investments in general, these assets are today cash flow positive or excess cash flow positive with ongoing maintenance CapEx; as it stands, there are no major investments foreseen in the short-term future. Any major investment for prolongations, and there are prolongation of projects, but they will not be of a major CapEx extent. Then there is a whole set of potential in the portfolio of Nexa Resources that will require CapEx, but those are, number one, voluntary. And number two, they are probably a few years out. So there should not be any need to provide cash flow into the Nexa Resources system.

Adrian Gilani (18:12-18:33)
Understand. And I guess as a follow-up, can you walk us through what underpins the cash cost position of the mines? They are all above the median, and especially, you know, considering the significant silver byproduct, what is pushing them above the median cash cost? Are there clear improvements here that can be made fairly soon?

Mikael Staffas (18:34-19:14)
Yes, you always have to be careful with these cash cost curves that you get, and you have to look into detail at what silver price the consultants assumed when they made these assumptions. I don’t think the silver price was really that high when they made these assumptions. So that is one thing that could be improved. Otherwise, it’s fairly clear that these assets operate roughly at the level where they are, and there is always somewhat of an improvement potential, but it’s not a step change that would require CapEx. These assets operate relatively well on regular operating maintenance CapEx.

Adrian Gilani (19:16-19:18)
Okay. Understood. Thanks.

Operator (19:22-19:28)
The next question comes from Liam Fitzpatrick from DB. Please go ahead.

Liam Fitzpatrick (19:34-20:23)
Good morning, Mikael and Håkan. First question is just on the timing. And a bit more on the rationale, I guess on timing. Why now? You do have some challenges within your current business in terms of Garpenberg, ramping up Odda, Rönnskär, etc. And this deal is clearly going to add another layer of complexity following a deal that you did not that long ago for Lundin’s assets.

So, any color you can provide around the timing. And then in terms of the fit, I understand the scale argument, but the assets are geographically very far apart. So is there anything that is going to be flowing out of this in terms of concentrate between the different groups where there are some potential benefits?

Mikael Staffas (20:24-21:09)
As I said in the previous question, if you start with number two here, you know these synergies in that sense are not very big, even though you can potentially, at certain times, have some concentrate going between the different continents. In essence, both Nexa Resources and Boliden are net buyers, so Nexa Resources does not really have that much concentrate to sell. They might have some odd quality sometimes, but it’s all about buying in South America from independent mines, both for Nexa Resources and for Boliden. And Nexa Resources is of course, being a local South American company, quite used to this and has well-established procurement resources. So that is on that one.

The first question was, help me now.

Håkan Gabrielsson (21:10-21:10)
The timing.

Mikael Staffas (21:10-21:53)
Or the timing. Yeah. Well, timing, you can argue a million times about timing. And also as a buyer, you don’t always choose the timing yourself. But having said that, we feel that the timing is actually quite good.

We feel that we are actually through, even though you can argue we’re not quite done, but we’re through a major part of our investment programs, and we’re getting lots of things up and running slowly, so in that sense, the timing is relatively good for us as well. The integration of the Lomas Bayas assets. You can never say that it is behind you, but it is very well advanced. And we, of course, feel strengthened by the relative ease that we’ve seen in integrating those two assets into the Boliden operating model.

Liam Fitzpatrick (21:56-22:36)
Thank you. If I could just ask two more as well. The release mentions post-closing mandatory tender offers for some of the subsidiaries in Peru. Can you quantify that for us in any kind of way? And the second question is just around your views on zinc smelting.

Nexa Resources is also net long smelting capacity. We have seen TC terms or spot terms plummet into negative territory. So is this deal your long-term fundamental view that we are ultimately going to see a rebalancing? And you know, the economics for smelters improve from where we are currently. Thank you.

Mikael Staffas (22:37-22:58)
Well, I will start with the second one. I will start by saying that the economic terms for smelters are not that bad. Even though treatment charges are very low, the free metals that you get out of it, including sulfuric acid, actually make smelting a pretty good place to be in. It could always be better, but it is not a bad place to be, just to get that established first. And the other one was around.

Håkan Gabrielsson (22:59-23:04)
The quantification of the minorities in Peru.

Mikael Staffas (23:04-23:21)
Yeah. The minorities, we don’t know exactly how much it’s going to cost because it is the Lima Stock Exchange rules that set exactly the level of the offer price, as it will have to go through a transparent process. But we have estimated that if we get 100% uptake, that would be about 3 billion Swedish kronor.

Liam Fitzpatrick (23:24-23:25)
Okay. Thank you. Best of luck.

Operator (23:30-23:35)
The next question comes from Caleb Solomon from SEB. Solomon from SEB. Please go ahead.

Caleb Solomon (23:40-23:58)
Hi. Thank you for taking my questions. Just two from me. You said the ability to realize synergies partly depends on the tender offer take-up. Can you maybe give some color on what sort of initiatives would be harder to implement if Boliden only retains a sizable portion in Nexa Resources?

Mikael Staffas (23:59-24:39)
If there is a minority in Nexa Resources that remains. Of course, any kind of commercial transaction between Boliden and Nexa Resources will have to be done on arm’s-length terms, and it will not be possible, for example, to integrate the trading activities as Nexa Resources has its own trading division. We have trading activity today. So there are certain limitations. If we do not reach 100% shareholding.

Having said that, we will be able to do things already with the majority position, but it will be a little bit cumbersome as we always need to make sure that we do not mistreat the minority in Nexa Resources.

Caleb Solomon (24:42-24:56)
Okay. That’s clear. Thank you. Can you clarify if the expected EPS accretion of 8% includes any contribution from synergies or operational improvements? And if not, can you give some color on what those could be?

Mikael Staffas (24:56-25:18)
It does not, because that 8% as mentioned is based purely on analyst estimates. Prior to the deal and as I said, we have not and we will not give a number on synergies, but it is going to be a relatively small number, at least initially. So the 8% is based purely on existing operations.

Caleb Solomon (25:20-25:22)
Okay. That is clear. Thank you.

Operator (25:26-25:31)
The next question comes from Jason Fairclough from Bank of America. Please go ahead.

Jason Fairclough (25:37-25:59)
Yes. Good morning, gentlemen, and congrats on the deal. Look, a couple for me first. Maybe you could talk a little bit about how you see the increased risk for Boliden from the exposure to these Latam countries versus the potential benefit from having a bigger footprint and ultimately running more assets.

Mikael Staffas (26:01-27:14)
Well, Jason, of course, we have had many discussions about the risks of entering South America in different ways, given that it is an interesting region due to its geology and other factors. We have concluded that what we are doing right now is the lowest risk that we have ever been able to establish around doing this. We are getting well-operating, existing, positive cash flow assets with management. And we also get a partner in Votorantim that is local in South America to help us. Regarding Sweden and Brazil, there is a long history of cooperation in very tricky sectors, including defense and aerospace.

And so from that relationship, we feel quite confident around the geopolitical risk. Peru is a little bit more risky. But once again, we also feel relatively confident. Peru has been through significant political turmoil in the last ten years, but has maintained relatively stable operating conditions for mining companies, although there is a higher risk there. But we feel that we are relatively well positioned to handle those.

Jason Fairclough (27:16-27:37)
Okay. Thank you. Second question, if I could; maybe my information is out of date here, Mikael, but my understanding was that at least one of the mines had been loss-making and was being effectively run at a loss. But to keep the smelter running. Is that true, or has that situation evolved?

Mikael Staffas (27:39-28:53)
I think that is not true. But there is partial truth to what you said. The Aripuanã mine, which is a relatively new mine, was clearly behind schedule in its ramp-up and was losing money initially. It continued to ramp up because ultimately it was going to make money, which it is doing right now. I would say it is more or less fully ramped up.

I would argue, even though you have to ask Nexa management about that, that it was not done in order to feed any smelter. It was done in order to get the mine up and running. There has not been any other cross-operation. There is a nuance in how you manage operations between the Vazante mine and the Três Marias smelter, because the Vazante concentrate is of such a quality that it is not really sellable to anybody else. Only Três Marias has the special equipment required to handle that. It is the same way. Três Marias can take in external concentrate, but not to a large extent. So those two have to be looked on in combination. And it has always been profitable in combination.

Then you can argue a little bit about the transfer price between those two units, because the classical benchmark tests that are used are not really relevant because of the concentrate quality.

Jason Fairclough (28:57-29:19)
Okay. Just to come back to a point that a few people have asked, you know, your long smelting, this group is long smelting. And obviously the group has a history of procuring concentrates to keep its smelters full. Is there actually room here to think about rationalizing some of the smelting footprint between the two businesses?

Mikael Staffas (29:21-29:57)
Well, lots of things can be done over time, but as I said, as long as we have a minority stake, we cannot really look across the two units. We have to look at individual units. I think we have to see what can be done in Nexa Resources over time. It is a bit of a difference here between Peru and Brazil, where Peru is quite easy to be long smelting. There is plenty of mining capacity in the area and a significant amount of concentrate to purchase.

Brazil is a little bit more of a challenging situation. But I think this will evolve over time, and we will see what we can do.

Jason Fairclough (29:59-30:01)
Okay. Thanks very much, guys.

Operator (30:06-30:11)
The next question comes from Matt Green from Goldman Sachs. Please go ahead.

Matt Green (30:14-30:35)
Hey. Good morning. Thanks for taking my question. Mikael, you mentioned there are limited synergies at the moment. I guess it is accretive because Nexa Resources is cheaper and possibly because this company has faced a number of challenges on several fronts in recent years.

At this point in the cycle, do you see better risk-adjusted returns from Nexa Resources versus your existing organic growth pipeline?

Mikael Staffas (30:38-31:20)
Well, you are using the term risk-adjusted. And that, of course, depends on which risk you assess. But I will say that short-term, the risks in Nexa Resources, we feel, are quite limited. The technology risks are more or less behind them. There is always a geopolitical risk.

But as I said before, we don’t think it is too much, everything else equal. Nexa Resources has good cash flows now. We haven’t really talked too much about this, but Nexa Resources also has a higher debt level than we’re used to, so it will bring up our consolidated debt level, not immensely, but to some extent. And we would, of course, also be quite happy to run down the debt level in Nexa Resources to some extent, as we now start getting good cash flows.

Matt Green (31:22-31:41)
Got it. Okay. I guess in your due diligence, what were the top areas of risk that you see? Is it more around technical? Is it more around cultural?

Obviously, Peru faces some social issues there as well. Can you flag where you see the key risk here on the execution front?

Mikael Staffas (31:41-32:32)
Well, you mentioned a whole set of them, and we have looked into the technological and geological situation there. We feel very comfortable. We also feel comfortable with geopolitics. Another area which you haven’t asked about yet. But if those who read the Nexa Resources annual report, they will figure out that Nexa Resources has had quite some tax issues which are well known to us, and we have looked into them and spent quite some time in the due diligence understanding the tax situation, especially in Peru, which has been a little bit tricky for them.

We have also looked into the people side and the health and safety area. Nexa Resources has worse numbers than we do, but we have a sense that they have a program already in place and that we could probably enhance it to get health and safety culture to an even better level.

Matt Green (32:35-32:37)
That’s all from me. Thanks, Mikael.

Operator (32:41-32:46)
The next question comes from Richard Hatch from Berenberg. Please go ahead.

Richard Hatch (32:50-33:22)
Yeah, thanks. Just a few questions from me. I’m still going to follow up on this bridge funding. So, if 35% of the company that you don’t own is $715 million in value, and then the minorities in Peru are guided to 3 billion kroner, or about $315 million. That gives me about $1 billion US.

So, could you clarify that? Why do we need to have a bridge facility of 2 billion? Is that just purely conservatism, or is there something else that I’m missing there? That is the first one.

Mikael Staffas (33:22-33:56)
It is purely conservatism. And what you have to, of course, always know is that if there is something that you can be fearful about, it is that, next week or in a month from now, somewhere between signing and closing, we get a major recession on our hands. And that is, of course, always a risk. Over time, these figures will fluctuate. We have also calculated that we will survive through a major Lehman-type crash in the midst of this transaction.

So yes, you can call it conservatism.

Richard Hatch (33:57-34:31)
Okay. And then, can you just help me out? Thank you for that. Can you help me understand the board composition? So are you saying that it will have—I think Nexa has nine board members at the moment, but I guess some of them are not independent because of the Votorantim stake.

But then you are going to have four board members. Can you just help us think about how that board composition is going to look like, for example, regarding the board of Nexa Resources. Mikael, how are you thinking about the Boliden representation on the board? That is the second question.

Mikael Staffas (34:31-35:01)
We will have four Boliden representatives. As you noted, there will be three independent members, which makes for a board of seven. Regarding the exact composition and the exact names, we will come back to that when we have the summons for the EGM that will effect the change of the board. But yes, I will be personally involved in the board.

Richard Hatch (35:03-35:31)
Okay. Thanks. The third question is, clearly you are acquiring nearly 65% of the company. You have control. You suggest that there are potential synergies there, but they could come over time.

So, the third question is why not just go more aggressive and take the whole thing out right here, right now, and get on track to realizing those synergies rather than taking a half-sleeping position in owning the business. That was the third one.

Mikael Staffas (35:32-36:44)
The present setup where Nexa Resources is a Luxembourg-incorporated company with operations in South America and a New York Stock Exchange listing makes it challenging to do what we might have liked to do. There is, for example, no squeeze-out. So we would have to, in order to really make sure we get 100%, make the offer very attractive to get even the last shareholder across the line, which would have been perceived to be too expensive, at least if we were going to make it that sweet. We have decided to proceed with a voluntary offer, and I must be careful because I am not allowed to say anything beyond what is written in the press release, but we have ensured that the minority shareholders are treated in a way equal to the majority. Then somebody could argue, why don’t you just issue shares to them?

Well, due to once again, this set of regulations, it is almost impossible for us to issue shares to a small shareholder in the US due to the prospectus requirements of the New York Stock Exchange. Therefore, that will be a cash consideration.

Richard Hatch (36:45-37:03)
Okay. That is helpful. And then my last one, just a quick one on how you are going to report this. So you say you are going to report it as a separate segment. So, can you just give us any kind of steer as to how we should think about the modeling of this?

Because it will be an interesting one. Thanks.

Håkan Gabrielsson (37:03-37:31)
Well, I think it is treated as a separate segment. And then regarding the consolidation, if you have a majority ownership like this, we will get the full numbers in. We will get full EBITDA, full revenue, the full, all of it, and then we will have a liability reported to the minority. And apart from that, it will be kept as a listed company with its filing requirements and as a segment in our books.

Richard Hatch (37:33-37:35)
Okay. All right. Thanks very much for your time.

Operator (37:39-37:45)
The next question comes from Johannes Gunsilius from SpareBank 1 Markets. Please go ahead.

Johannes Gunsilius (37:51-38:04)
Hello, gentlemen. I also have a question on the consolidation going forward. How should we think about the balance sheet in Nexa Resources? Will that be consolidated in Boliden or will it be separate?

Håkan Gabrielsson (38:05-38:46)
Well, when it comes to financial reporting, if we talk about consolidation in financial reporting, the way you do it is that you include the full balance sheet and then you report a liability or a share of equity that belongs to minorities. So in all the numbers you see, you will have the full Nexa Resources balance sheet. Then, of course, Nexa Resources is still a separate listed group with filing requirements and their own balance sheet and so on. So. So we will keep it apart from that perspective.

But looking at an annual report, for example, of Boliden, you will see Nexa Resources numbers included everywhere.

Johannes Gunsilius (38:47-39:07)
Okay. Okay. That is good. Also, I wonder about the forecast. Yeah.

Regarding the forecast here. You refer to consensus estimates. I think there are a handful of analysts covering this company. But I guess your own forecasting is aligned with consensus. Can you comment on that?

Mikael Staffas (39:09-39:29)
It is always very difficult to comment on those things. But as also pointed out, there are relatively few analysts following Nexa Resources, but there are a couple or a handful. Put it this way, we don’t feel that they are overaggressive on the Nexa Resources opportunity.

Johannes Gunsilius (39:30-39:48)
Okay, good to know. And my final question is: if I look at the last few quarterly reports from Nexa Resources, would you say that those operations are representative of what you expect for 2027-2028 in terms of operations, or is there any deviation we should be aware of?

Mikael Staffas (39:49-40:02)
I think you can read that into the next guidance, and it is not really possible for me to provide guidance on the future of Nexa Resources, given that it is a separate traded entity.

Johannes Gunsilius (40:03-40:05)
Okay. Fair enough. Thank you.

Operator (40:08-40:14)
The next question comes from Ian Rossow from Barclays. Please go ahead.

Ian Rossow (40:18-41:01)
Morning, everyone. Just a couple of follow-ups on the risks. I was curious whether you could quantify the rehabilitation liabilities within Nexa Resources, whether you are comfortable with the methodology of estimating them, and whether there would be any changes if they were aligned with your measurement standards. And then just wondering on other liabilities within the business, such as the tailings, whether I guess Nexa Resources is committed to aligning their tailings to the global standard. And whether you see any need for remediation work and CapEx on that front.

Mikael Staffas (41:02-41:38)
We do not see any immediate need to change anything on the dam side or any CapEx linked to that, as they are relatively well-managed and well-handled dams regarding the reclamation reserves. Yes, we have been through that. There is, of course, always a risk that you are under-reserving for reclamation liabilities. But we have a sense that what is reported in the Nexa Resources reporting is accurately reflecting the technical reports that are in place.

Ian Rossow (41:39-41:47)
Okay. Can you confirm that the enterprise value you gave in the release does not include those reclamation liabilities?

Mikael Staffas (41:49-41:58)
That is a very good question that I need to look at. The reclamation liabilities that are on the balance sheet are included in that.

Håkan Gabrielsson (41:58-41:59)
Exactly.

Mikael Staffas (41:59-42:09)
Enterprise value and whatever is not on the balance sheet, as I said, we do not think is significant because I believe the balance sheet fairly reflects what we read in the technical reports.

Ian Rossow (42:11-42:12)
Okay. Thank you.

Operator (42:16-42:22)
The next question comes from Boris Bourdet from Kepler Cheuvreux. Please go ahead.

Johannes Gunsilius (42:27-42:27)
Yeah.

Boris Bourdet (42:27-43:08)
Thank you. Good morning.

Two questions on my side. Boliden used to be quite balanced between copper and zinc. Obviously, this operation increases the weight of zinc. So is it. Is it the first step of repositioning towards a priority on this commodity?

Or do you see this new footprint in Latin America as a way to further expand, perhaps later, into copper? That is the first question. And the second question is on Votorantim’s 7% ownership. What visibility do you have? What is the commitment of Votorantim regarding that?

Thank you.

Mikael Staffas (43:09-44:32)
Zinc versus copper. I think this is the same answer as many have received many times before. When we do something somewhere, we consider whether we are changing the balance. Now, the answer is we like copper and we like zinc and we like both of them. I’ve said many times that for us to grow inorganically in copper is quite unlikely, because copper asset prices have come to a level where it’s very difficult to justify the price when potentially buying them.

Whereas zinc, we feel, is a little bit undervalued, and it offers a higher chance of success. Now, if you look at Nexa Resources, we’re also getting a portfolio of projects with it. These are projects in various stages. None of them are ready for investment now and they are kind of into the future. But there are quite a few copper projects in the Nexa Resources project portfolio.

So yes, potentially we could get more copper coming out of South America over time through this acquisition. But there are many ifs and buts before we get there. And regarding Votorantim, they have committed to being an active shareholder in Boliden. They have also agreed to a lock-up period, which is stepwise coming down, but basically a three-year lock-up period for some of the shares, indicating that they are, at least in the short to medium term, very much committed to staying around.

Boris Bourdet (44:35-44:36)
Very clear. Thank you.

Operator (44:40-44:46)
The next question comes from Alan Gabriel from Morgan Stanley. Please go ahead.

Alan Gabriel (44:51-45:09)
Thanks. I just have one follow-up question on Nexa Resources. So, basically, they do have a US listing. Do you see this as an opportunity, or do you see any advantages in having multiple listings for Boliden to tap into a broader set of investors? Is this something that you have considered while going after Nexa Resources?

That is my question. Thanks.

Mikael Staffas (45:09-45:33)
No, I would rather say we looked at Nexa Resources as an operating entity, and that’s what we’re looking for. The US listing has been a part of the Nexa Resources history and part of what we need to deal with, and we are going to deal with it accordingly. But I don’t think that we will be looking at diversifying Boliden’s listing into the US, if that was your question.

Alan Gabriel (45:35-45:36)
Yes, that was it. Thank you.

Operator (45:40-45:46)
The next question comes from Jason Fairclough from Bank of America. Please go ahead.

Jason Fairclough (45:49-46:11)
Hi folks. So another round two question. Just in terms of the mechanics of a potential squeeze-out, I asked ChatGPT this morning about how that could work. And I got a very long answer that does not actually provide an answer. How are you thinking about how a potential squeeze-out might work after a voluntary takeover offer?

Mikael Staffas (46:13-46:48)
First, this is a long-term consideration; in the short term, it is a bit unclear, but it would have to include something like redomiciling or relisting, which are not simple processes. And therefore, we said that we do not have any plans like that. We might have something that we could consider in the future, but as of right now, we will, for the foreseeable future, be maintaining a minority ownership and a New York listing.

Jason Fairclough (46:51-47:04)
So, Mikael, just to make sure that I understand. So, the deal completes sometime early in 2027. Do you immediately launch the voluntary takeover offer for the minority shareholders in Nexa Resources?

Mikael Staffas (47:10-47:11)
Yes yes.

Jason Fairclough (47:11-47:29)
Yes yes yes. Okay. And then if we were to consider a squeeze-out, that would happen sometime after the completion of the voluntary takeover offer. But no, there are no specifics here on the timing.

Mikael Staffas (47:29-47:40)
No more specificity than that. We have promised the board, the existing board of Nexa Resources, that we will not do it at least in the short term.

Jason Fairclough (47:43-47:45)
Okay. All right. That’s clear. Thank you very much.

Operator (47:50-48:07)
As a reminder, if you wish to ask a question, please dial pound key five on your telephone keypad.

The next question comes from Richard Hatch from Berenberg. Please go ahead.

Richard Hatch (48:09-48:48)
Thank you. Yes, just here we go again. Some more questions. Can you just help us? So firstly, can I just clarify the long-term intention here?

It sounds like you want to control 100% of the business. So should we interpret this as being? It is really only a matter of time before you find ways to either redomicile the business, delist it, or relist it. Sorry. And find a way to take your ownership up from that sort of 64.5% to the 100%.

Is that the right way to consider how this goes into the medium to long term? That’s the first one.

Mikael Staffas (48:48-49:07)
And the answer there is that we are committed to Nexa Resources long term, and exactly how that will play out remains to be seen. We will have to see; the first unknown is what the uptake will be in the voluntary offer, which we do not know, and that outcome might make us think about how we proceed in the next step.

Richard Hatch (49:08-49:51)
Understood. Okay. And the second one is perhaps I should also engage in a bit of analysis. But if I look at the Nexa Resources shareholder register, it would appear that there are quite a lot of very small shareholders that own the stock. So are you able to step into the market to buy some of those shares, or is that something that you are unable to do?

From a securities regulation standpoint? I just wonder if you can, after the voluntary offer, if you don’t get the desired outcome, whether you can step into the market and start buying, is that an option available to you in time?

Mikael Staffas (49:52-50:06)
In the agreement that we have with the present Nexa Resources board, there are some time limitations to that and some limitations to how we can do that. But fundamentally, from a regulatory point of view, we can do that.

Alan Gabriel (50:08-50:09)
Okay.

Richard Hatch (50:09-50:13)
Without triggering a mandatory, well, I guess without triggering a mandatory takeover or anything.

Mikael Staffas (50:13-50:29)
No, we are not triggering a mandatory offer; you know, we could put it the other way around. Had we triggered a mandatory offer. We might not have been. So sorry about that. So, therefore, we are launching a voluntary offer because this does not trigger a mandatory takeover in the combination of Luxembourg and New York.

Unknown 1 (50:30-50:31)
That is very helpful. Very helpful.

Richard Hatch (50:31-50:32)
Thanks for your time. Proceed.

Mikael Staffas (50:32-50:34)
Well, thank you.

Operator (50:37-50:44)
There are no more questions at this time. So I hand the conference back to the speakers for any closing comments.

Mikael Staffas (50:44-51:52)
I’ll just make a very quick comment. Thank you all for listening. As you understand, this has been a very long time in the making. I received the question earlier this morning from some of the journalists, and I made a very clear point regarding who initiated this. Is it the seller or the buyer?

And I said that is almost impossible to tell because we have been discussing different things for the last, I would say almost ten years, not quite, at least five years with Nexa Resources about potential projects, potential cooperation, and various other matters. And exactly who came up with the idea that eventually led to this conclusion is a little bit difficult to put a precise value on. But lots of people have worked on this for a long time. Lots of people in both organizations have also, of course, spent lots of time getting this deal together. It has not been an easy one, given the fact that we had the combination of a Swedish buyer, a Luxembourg target with listing in the US, and operations in South America; this has kept some lawyers busy for a while, but I am very proud of the solution we have come to and this is very good going forward.

Thank you.

Important information
Statements in this press release relating to future status and circumstances, including statements regarding future performance, growth and other projections as well as benefits of the Transaction, are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “will”, “expects”, “believes”, “intended” or similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual results may differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of Boliden AB. Any such forward-looking statements speak only as of the date on which they were made, and Boliden AB has no obligation (and undertakes no such obligation) to update or revise any of them, whether as a result of new information, future events or otherwise, except for in accordance with applicable laws and regulations.
The Nexa Resources group includes certain Peruvian subsidiaries. A sale of Boliden shares post-Closing may in certain circumstances be regarded as an “indirect transfer of Peruvian shares” under Peruvian income tax law.
In case a sale of Boliden shares was to qualify as an “indirect transfer of Peruvian shares”, any capital gain pertaining to the indirectly sold Peruvian shares may be subject to a 30% tax rate in Peru. The risk of Peruvian non-resident capital gains tax being triggered should be limited to shareholders with a larger shareholding in Boliden. Investors should consult their own tax advisors about the consequences of an acquisition, ownership, and disposition of their investment in Boliden, including the possibility that any tax consequences may differ from the description above.
This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.
The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Additional Information and Where to Find It
The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Nexa or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of Nexa common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND THE SOLICITATION/ RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Boliden, and the solicitation/recommendation statement will be filed with the SEC by Nexa. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov.